A+ 3/20/2002

02021844

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8403

RECEIVED MAR 1 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 MAIN STREET
(No. and Street)

LEWISTON	IDAHO	83501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDA RULE (208) 743-6583
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SELLMAN & DUNCAN, PLLC
(Name — *if individual, state last, first, middle name*)

1915 IDAHO STREET	LEWISTON	IDAHO	83501
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/26

OATH OR AFFIRMATION

I, LINDA RULE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT SERAVICES, INC., as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

WENDI L. TOPPING
NOTARY PUBLIC
STATE OF IDAHO

Linda D. Rule
Signature

PRESIDENT
Title

Wendi L. Topping
Notary Public
Exp 3/8/2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (O) Report of Independent Certified Public Accountants on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SELLMAN & DUNCAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

1915 IDAHO STREET - P.O. BOX 305
LEWISTON, IDAHO 83501
FAX: (208) 746-4995
PH: (208) 746-1328

January 25, 2002

THE BOARD OF DIRECTORS
INVESTMENT SERVICES, INC.
Lewiston, Idaho

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Investment Services, Inc. as of December 31, 2001 and 2000, and the related statements of changes in stockholders' equity, earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Services, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 11 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sellman & Duncan, PLLC

Certified Public Accountants

INVESTMENT SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2001	DECEMBER 31, 2000
ASSETS		
Cash & savings account	$ 112,125	$ 125,798
Segregated cash (15c3-3 account) (Note B)	1,000	1,000
Accounts receivable:		
Brokers & dealers	13,137	7,671
Commission receivable	4,330	3,290
Refundable income tax	2,113	903
Officer receivable	-	5,427
Equipment - net of accumulated depreciation of $27,511 & $33,467 (Note A)	4,365	3,408
Other assets:		
Prepaid expense	1,627	2,524
	$ 138,697	$ 150,021
LIABILITIES & STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable:		
Customers	$ -	$ -
Other	5,858	4,114
Income taxes (Notes A & G)	20	-
Profit sharing payable (Note D)	-	8,042
Deferred income taxes (Notes A & G)	450	750
TOTAL LIABILITIES	$ 6,328	$ 12,906
STOCKHOLDERS' EQUITY (page 3):		
Common stock, $1.00 par value, 25,000 shares authorized, 11,964 shares issued & outstanding	$ 11,964	$ 11,964
Additional paid-in capital	11,386	11,386
Retained earnings	109,019	113,765
TOTAL STOCKHOLDERS' EQUITY	$ 132,369	$ 137,115
	$ 138,697	$ 150,021

See notes to financial statements

INVESTMENT SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2001 & 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCE JANUARY 1, 2000	$ 11,964	$ 11,386	$ 113,729
Net earnings for the year (page 4)	-	-	36
BALANCE DECEMBER 31, 1999	$ 11,964	$ 11,386	$ 113,765
Net earnings (loss) for the year (page 4)	-	-	(4,746)
BALANCE DECEMBER 31, 2001	$ 11,964	$ 11,386	$ 109,019

See notes to financial statements

INVESTMENT SERVICES, INC.

STATEMENTS OF EARNINGS

	YEARS ENDED DECEMBER 31, 2001	2000
REVENUE:		
Commissions	$ 288,538	$ 371,799
Interest & dividend income	3,007	4,422
Other income	1,296	1,206
	$ 292,841	$ 377,427
OPERATING EXPENSES:		
Officers, salaries, bonuses & director fees	$ 31,500	$ 58,600
Other employee compensation	41,942	36,412
Salesman commissions	90,564	108,344
Payroll taxes	5,969	7,694
Clearing costs	26,011	39,515
Continuing education	203	336
Rent	48,494	50,945
Insurance	3,833	4,399
Business development & entertainment	5,405	11,564
Publications & regulatory fees	8,320	7,066
Telephone & utilities	11,258	12,436
Professional fees	5,320	4,200
Administration supplies & expenses	8,156	12,456
Advertising	25	100
Janitorial	3,494	4,374
Maintenance & repairs	3,354	4,893
Profit sharing	-	8,042
Other operating expenses	2,899	1,864
Depreciation	2,058	3,704
Total operating expenses	$ 298,805	$ 376,944
EARNINGS (LOSS) FROM OPERATIONS	$ (5,964)	$ 483
Provision for income taxes (Note H):		
Current	$ (918)	$ 997
Deferred	(300)	(550)
	$ (1,218)	$ 447
NET EARNINGS (LOSS)	$ (4,746)	$ 36

See notes to financial statements

INVESTMENT SERVICES, INC.

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$ 288,794	$ 371,489
Interest & dividends received	3,007	4,422
Cash paid to employees, contractors & suppliers	(302,148)	(367,770)
Income taxes refunded	628	-
Income taxes paid	(900)	(2,324)
Net cash provided by (used in) operating activities	$ (10,619)	$ 5,817
CASH FLOWS FROM INVESTING ACTIVITIES:		
Equipment purchased	$ (3,015)	$ -
Officer receivable	5,427	(5,427)
Net cash provided by (used in) investing activities	$ 2,412	$ (5,427)
CASH FLOWS FROM FINANCING ACTIVITIES:		
(Increase) decrease in receivables due from brokers & dealers	$ (5,466)	$ 14,889
Net cash provided by (used in) financing activities	$ (5,466)	$ 14,889
Net increase (decrease) in cash	$ (13,673)	$ 15,279
Cash at beginning of year	126,798	111,519
CASH AT END OF YEAR	$ 113,125	$ 126,798
RECONCILIATION OF NET EARNINGS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net earnings (loss)	$ (4,746)	$ 36
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:		
Depreciation	2,058	3,704
Decrease in commissions receivable	(1,040)	(1,516)
Decrease in refundable taxes	(1,210)	(903)
Increase in prepaid expense	897	48
Decrease in accounts payable - other	1,744	(2,620)
Increase (decrease) in income taxes payable	20	(424)
Increase (decrease) in profit sharing payable	(8,042)	8,042
Decrease in deferred income tax payable	(300)	(550)
Net cash provided by (used in) operating activities	$ (10,619)	$ 5,817

See notes to financial statements

INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 & 2000

NOTE A - Operations and Statements of Significant Accounting Policies:

Investment Services, Inc. was incorporated on January 1, 1960, under the laws of the State of Idaho. The corporation acts primarily as a broker and/or dealer in the securities market. The company maintains its corporate and business offices in Lewiston, Idaho. Significant accounting policies are as follows:

1. Revenue recognition: Security transactions are recorded as final on the settlement date and, accordingly, the related commission revenue and expenses are recognized at that time. Generally accepted accounting principles require recognition of these security transactions at the trade date; however, the differences arising due to the timing of the recognition of security transactions are immaterial to these financial statements.

2. Equipment: Equipment is recorded at cost and depreciation is provided over the estimated useful lives of the equipment, utilizing straight-line and accelerated methods both for financial reporting purposes and income tax reporting purposes.

3. Repairs, maintenance & retirement of equipment: Maintenance, repairs and minor renewals are charged to expense as incurred. Major renewals and betterments are capitalized. When depreciable assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recognized currently.

4. Deferred income taxes: Deferred income taxes are provided on timing differences between financial and taxable income.

5. Federal income tax credits: Federal income tax credits are accounted for by the "flow through" method, which recognizes the benefit in the year in which the credit is realized for tax purposes.

6. Cash & Cash Equivalents: For purposes of cash flows, the Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.

7. Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001 & 2000

NOTE B - Cash Segregated under Federal Regulations:

At December 31, 2001 and December 31, 2000, Investment Services, Inc. was exempt from Rule 15c3-3 of the Securities and Exchange Commission due to exemption under Rule (K)(2)(ii) whereby all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

NOTE C - Net Capital Requirements:

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the company had net capital of $126,377, which was $76,377 in excess of its required net capital of $50,000. The company's net capital ratio was .05 to 1. At December 31, 2000, net capital amounted to $131,181, which was $81,181 in excess of its required net capital of $50,000 and the net capital ratio was .09 to 1.

NOTE D - Profit Sharing Plan:

The corporation established a qualified employee profit sharing plan in 1977. The annual employer contribution to the plan is at the discretion of the corporation's Board of Directors. An employer contribution of $8,042 was authorized for the year ended December 31, 2000. No employer contribution was authorized for the year ended December 31, 2001. The corporation's contributions to the plan are funded on a current basis.

INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001 & 2000

NOTE E - Rental Agreements:

The corporation rents certain office equipment and customer parking on a month-to-month basis with such rental aggregating approximately $8,069 for the year ended December 31, 2001, and $7,039 for the year ended December 31, 2000.

The corporation also rents its office space, an automobile, and certain office equipment from Linda Rule, who is the sole officer and stockholder of Investment Services, Inc. (Note F) with such rents aggregating $37,995 and $41,495 for the years 2001 and 2000, respectively. Because of current business conditions, building rent of $3,500 has not been paid for the year 2001. The rent has been forgiven and will not be payable in the future.

NOTE F - Related Party Transactions:

The corporation has entered into various business transactions with Linda Rule, who is the sole officer and stockholder of Investment Services, Inc. Such related party transactions are summarized as follows:

1. The corporation rents its office space from the stockholder (Note E) on a month-to-month arrangement currently at $2,400 per month or $28,800 annually plus the payment of real property tax assessments.

2. The corporation has rented one automobile for all of 2001 and 2000 from the stockholder with such rents aggregating $7,800 and $7,800, for the years 2001 and 2000, respectively. Such arrangement is ongoing at the outset of 2002.

3. The corporation has rented certain office equipment from the stockholder in the years ended December 31, 2001 and 2000. The rent paid for this equipment in 2001 and 2000 amounted to $4,895 and $4,895, respectively. This equipment is being rented for $407.88 per month and is ongoing at the outset of 2002.

INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2001 & 2000

NOTE G - Income Taxes:

The provision for income taxes for the years ended December 31, 2001 and 2000, are summarized as follows:

	December 31, 2001	December 31, 2000
Currently payable:		
Federal income tax	$ (594)	$ 625
State income tax	(324)	372
	$ (918)	$ 997
Deferred:		
Federal income tax	$ (225)	$ (400)
State income tax	(75)	(150)
	$ (300)	$ (550)
Totals	$ (1,218)	$ 447

Deferred income taxes relate to differences between financial and taxable income arising from the election to write off, in the year of purchase, up to $20,000 of capital asset additions for federal and state income tax purposes.

NOTE H - Fair Value Considerations:

Substantially all the company's financial instruments are carried at fair value or amounts that approximate fair value. The company's financial instruments are generally short-term in nature and liquidate at their carrying values. Considerable judgment is necessarily required in interpreting market data to develop the estimates at fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the company could realize in a current market exchange.

NOTE I - *Financial Information:*

Part II of the Securities and Exchange Commission's Annual Focus Report on Form X-17a-5 as of December 31, 2001, is available for examination at the office of Investment Services, Inc., or the Commissioner's regional office in Seattle, Washington.

SUPPLEMENTARY INFORMATION

INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS:	
Accounts payable:	
Brokers & dealers	$ -
Customers	-
Other	5,858
Profit sharing payable	-
Income taxes payable	20
Deduct amount required & on deposit in special reserve bank account for the exclusive benefit of customers (Note B)	-*
Total aggregate indebtedness	$ 5,878
MINIMUM NET CAPITAL REQUIRED	$ 50,000
NET CAPITAL:	
Stockholders' equity:	
Common stock	$ 11,964
Additional paid-in capital	11,386
Retained earnings	109,019
Total stockholders' equity	$ 132,369
Deductions for nonallowable assets:	
Fixed assets, net of depreciation	$ 4,365
Commissions receivable - over 30 days old	-
Prepaid expenses	1,627
	$ 5,992
Net capital	$ 126,377
Required net capital	50,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 76,377
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.05 to 1

* The company is exempt from Rule 15c3-3 due to exemption under Rule (K)(2)(ii) whereby all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3

DECEMBER 31, 2001

No computation required as of December 31, 2001, due to exemption from Rule 15c3-3 under Rule (K)(2)(ii) whereby all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

INVESTMENT SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2001

No computation required as of December 31, 2001 due to exemption n from Rule 15c3-3 under Rule (K)(2)(ii) whereby all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

INVESTMENT SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF
AGGREGATE INDEBTEDNESS & NET CAPITAL WITH THAT OF RESPONDENT
AS FILED IN PART II OF FORM X-17a-5

DECEMBER 31, 2001

RECONCILIATION OF AGGREGATE INDEBTEDNESS:

Aggregate indebtedness as reported in company's Focus Report (Report filed 1/24/2002)	$ 5,878
Reconciling items - None	-
AGGREGATE INDEBTEDNESS AS COMPUTED ON PAGE 11	$ 5,878

RECONCILIATION OF NET CAPITAL:

Net capital as reported in company's Focus Report (report dated 1/24/2002)	$ 126,377
Reconciling items -	
Increase in total assets: None	-
Increase in liabilities: None	-
Increase in non-allowed assets: None	-
NET CAPITAL AS COMPUTED ON PAGE 11	$ 126,377

SELLMAN & DUNCAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

1915 IDAHO STREET - P.O. BOX 305
LEWISTON, IDAHO 83501
FAX: (208) 746-4995
PH: (208) 746-1328

January 25, 2002

THE BOARD OF DIRECTORS
INVESTMENT SERVICES, INC.
Lewiston, Idaho

In planning and performing our audit of Investment Services, Inc. for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a(5)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a(3)(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sellman + Duncan, PLLC

Certified Public Accountants

INVESTMENT SERVICES, INC.

\- - -

REPORT ON AUDIT & SUPPLEMENTARY INFORMATION

\- - -

YEARS ENDED DECEMBER 31, 2001 & 2000

SELLMAN & DUNCAN, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
LEWISTON, IDAHO